SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

Prana Biotechnology Limited

(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

July 17, 2014

Prana Alzheimer’s disease Development Program update

MELBOURNE, AUSTRALIA, JULY 17, 2014: Prana Biotechnology (ASX:PBT) has today provided an update on its clinical development program for Alzheimer’s disease.

Professor Colin Masters, the Florey Institute of Neuroscience and Mental Health, The University of Melbourne, will today include data from Prana’s Phase 2 IMAGINE and EURO trials in his presentation at the Alzheimer’s Association International Conference in Copenhagen, Denmark.

The presentation is entitled: “How to change and monitor the rates of Aβ amyloid accumulation and cognitive decline in Alzheimer’s disease”. The presentation is attached.

The IMAGINE trial top-line draft results were released on 31 March 2014. Further sub-analyses of the top line imaging data have been performed, including PiB-PET, MRI and FDG analysis of the effects of a once daily, 250 mg dose of PBT2 over 12 months. IMAGINE enrolled 42 patients, 27 in the PBT2 group and 15 in placebo.

The primary objective of the IMAGINE trial was to explore whether amyloid burden, as measured by PiB-PET would decrease in participants treated with PBT2 relative to placebo. However, in contrast to published literature, the average amyloid burden in the placebo group fell during the trial.

Prana conducted a sub-analysis to better understand the behaviour of the placebo group and what can be learned in the trial about the utility of such exploratory biomarkers for future trials.

In Professor Masters’ presentation, he noted that the starting amyloid burden level (baseline) in the PBT2 treated participant group had an important bearing on the decrease of amyloid over time in that participant (p=0.035), whereas there was no such correlation in the placebo group.

Prof Masters further investigated the response of participants with baseline amyloid burden levels above and below the mean for the IMAGINE cohort (SUVR of 2.5). He showed that in the subgroup of PBT2 treated participants with a baseline of SUVR above 2.5, there was a significant decrease in amyloid burden that was not observed in participants on placebo nor PBT2 participants with a SUVR less than 2.5. In summary, whilst the utility of PiB in small trials may be questioned, it was interesting to note the impact of baseline SUVR amyloid burden level on the response of a cohort, for future trial design.

Separately, Prana has confirmed the top line finding that there is a very promising trend towards the preservation of brain volume (as measured by MRI) in PBT2 treated patients compared to placebo patients.

Mechanism of action of PBT2 in AD

PBT2 prevents formation and toxicity of pathological Aβ species (primarily soluble oligomers) and promotes their clearance. In Professor Masters' presentation he proposes the observed effect upon amyloid burden is due to increased clearance by PBT2 of pools of PIB-detectable non-fibrillar soluble and membrane bound Aβ.

Through its metal chaperone activity, PBT2 activates intracellular signalling pathways which promote neuronal health and plasticity and suppress pathobiological processes including the abnormal phosphorylation of tau. The trend towards reduced hippocampal atrophy seen in the PBT2 treatment group mirrors the Company’s preclinical observations and reinforces a similar trend observed in the Reach2HD Huntington's disease study.

“Understanding the limitations of a small trial, the atypical placebo group response, previous clinical findings (the EURO trial), the strong body of peer reviewed science, along with the sub-analyses of IMAGINE, the company remains enthusiastic about the prospects of a large trial statistically powered to demonstrate cognitive benefit,” Prof. Masters said.

IMAGINE EXTENSION TRIAL UPDATE

Patients who completed the full 12-month term of the IMAGINE trial were eligible for participation in an open-label Extension study. All participants in the Extension study receive a 250mg once daily oral dose of PBT2 for an additional 12 months during which PiB-PET and MRI imaging will continue.

Thirty three patients elected to join the Extension trial and of these, 30 remain on the trial. Of those participants, 21 have now been identified as being randomized to the PBT2 treatment arm in the IMAGINE study. Of these, all 21 patients have completed 14 months of PBT2 administration, 20 have completed 18 months of PBT2 administration and nine have completed 21 months of PBT2 administration.

We are very pleased with the continuing safety profile of the drug. The data safety monitoring board has met a further two times and has not expressed any concerns in relation to adverse events.

- ENDS-

Contacts:

Investor Relations	Media Relations

Rebecca Wilson	Ben Oliver

T: +61 3 8866 1216	T: +61 3 8866 1233

E: rwilson@buchanwe.com.au	E: boliver@buchanwe.com.au

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialise research into Alzheimer's disease, Huntington disease and other neurodegenerative and movement disorders. The Company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including The University of Melbourne, The Mental Health Research Institute (Melbourne) and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, contributed to the discovery of Prana’s technology.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to any statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, PBT2, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT2, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, PBT2, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT2, and other risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on Form 20-F and its reports on Form 6-K. Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

How to change and monitor the rates of Aβ amyloid accumulation and cognitive decline in Alzheimer’s disease AAIC, Copenhagen, July 2014

The Amyloid Plaque From W Spielmeyer, Histopathologie des Nervensystems. 1922 Disclosures Consultant to Eli Lilly and ad hoc consultant to Prana Biotechnology

How to monitor A β accumulation? • What does PET - A β and CSF - A β actually report? • Why are we having such difficulty in achieving a link between cognitive variables and these two markers?

The metabolic pools of Aβ



ISF/CSF
$A\beta_{monomer}$ low nanoM
$A\beta_{o}$ low picoM
TBS
extractable pool
0.1%
low nanoM
Carbonate
extractable pool
4%
200 nanoM
Urea / detergent
extractable pool
32%
low microM
Formate
extractable pool
64%
low microM
$[A\beta]_{fibril, extracellular}$
"PLAQUES"
PET-Aβ

Total Brain Aβ	
Control	2.7mg
AD	9.6mg

Blaine Roberts, Tim Ryan (unpublished)

P3 oligomer model based on crystal structure: the toxic A β - oligomer target? Streltsov, Nuttall 2011

The Australian Imaging, Biomarkers and Lifestyle Study of Aging (Australian ADNI)

Villemagne / Rowe 11 C - PIB for A b imaging SUVR 3.0 1.5 0.0 AD HC

Neocortical SUVR Age (years) * PiB+/PiB - SUVR cut - off = 1.5 1.0 1.3 1.5 1.8 2.0 2.3 2.5 2.8 3.0 3.3 3.5 55 60 65 70 75 80 85 90 95 HC ( n=104 ) Progression to aMCI Progression to naMCI Progression to AD Longitudinal PiB PET follow - up Villemagne / Rowe

Neocortical SUVR Age (years) * PiB+/PiB - SUVR cut - off = 1.5 1.0 1.3 1.5 1.8 2.0 2.3 2.5 2.8 3.0 3.3 3.5 55 60 65 70 75 80 85 90 95 MCI ( n=48 ) Progression to FTD Progression to VaD Progression to AD Longitudinal PiB PET follow - up Villemagne / Rowe

* PiB+/PiB - SUVR cut - off = 1.5 Neocortical SUVR Age (years) 1.0 1.3 1.5 1.8 2.0 2.3 2.5 2.8 3.0 3.3 3.5 55 60 65 70 75 80 85 90 95 AD ( n=33 ) Longitudinal PiB PET follow - up Villemagne / Rowe

AIBL: Aβ deposition over time



Neocortical SUVRcb
MCI+
AD
HC+
HC- MCI-
3.0
2.5
2.0
1.5
1.0
2.9%/yr
(95%CI 2.5-3.3%/yr)
Mean SUVR AD+
(2.33)
19.2 yr
(95%CI 17-23 yrs)
Mean SUVR HC-
(1.17)
12.0 yr
(95%CI 10-15 yrs)
0
10
20
30
40
Time (years)

AIBL: Relationship between “ abnormality ” and CDR of 1.0

Trajectories of cognitive decline over 54 months in preclinical AD: effect of ApoE and BDNF polymorphisms Lim, Maruff et al. unpublished

Xilinas, Barnham, Bush, Curtain Case Study: M etal - chaperones with moderate affinity (nanomolar 10 - 9 ) (low picomolar 10 - 11 )

R
R
R
R
R
R
N
OH
PBT2

fused ring scaffold with
transition metal binding motif
(dissociation constant Cu/Zn/Fe low picomolar 10^{-11})

Substituent "R" groups influence:
- solubility
- Hydrophobicity
- BBB permeability
- metal chaperone "ionophore" property
- metal binding affinity

***in vitro* screening:**
- inhibition of metal mediated ROS
- Inhibition of formation of cross-linked oligomeric Abeta
- transition metal uptake by cultured neurons
- inhibition of Abeta mediated hippocampal LTP suppression

***In vivo* screening (APP/PS1 and Tg2576):**
- total soluble and insoluble Abeta, Tau, pTau
- interstitial Abeta (*in vivo* brain microdialysis)
- cognition (morris water maze)
- neuronal architecture (dendritic spines, hippocampal volume)
- molecular substrates of memory and neuronal function (NMDAr etc)

PBT2 inhibits the formation of high order Aß oligomers in vitro and promotes Aß clearance in vivo

Aß 1-40
(analtyical ultacentrifugation)



c(S)
7
6
5
4
3
2
1
0
1
10
100
Aß alone
Aß + PBT2
Sedimentation coefficient (S)

Tim Ryan, Blaine Roberts, unpublished

ISF Aß in tg mice
(*in vivo* microdialysis)



%basal ISF Aβ
150
125
100
75
50
25
0
5
10
15
20
Aβ
PBT2
Time post administration (hr)

Adlard et al., Neuron 2008

PBT2 reduces soluble A β 42 in human CSF (“Euro” Phase IIa , 12 Weeks) Lannfelt et al., Lancet Neurology (2008) (A) CSF A β 42 , (B) CSFA β 40 , 13% fall in CSF A β 42 from baseline Dose dependent improvement in executive function

PBT2 reduced CSF A β in Phase IIa study; is that relected in plaque burden? PBT2 - 204 (Imagine) RCT, Phase IIa , prodromal or mild AD, Inclusion criteria PiB - PET > 1.7, MMSE >20, 12 months, n=40 (placebo 15, drug 25), Sponsor: Prana Biotechnology with support from ADDF . • Primary objective: effect of PBT2 on PiB - PET • Secondary objectives: safety and tolerability; effect of PBT2 on FDG, MRI volumetrics, cognition (NTB), functional abilities (ADCS - ADL - 23), and blood A β - related markers DA5

PiB PET PLACEBO (n=15) PBT2 (n=25) 2.25 2.30 2.35 2.40 2.45 2.50 2.55 -2 0 2 4 6 8 10 12 SUVR cb Time (months) p= 0.82

SUVR cb Relationship between baseline A b burden and change at 12 months Slope Placebo= - 0.048 (sem 0.097) Slope PBT2 = - 0.240 ( sem 0.107) ( p =0.2 ) PLACEBO ( n =15) e 4 non - e 4 PBT2 ( n =25) e 4 non - e 4 r = - 0.14 ( p =0.63 ) r = - 0.42 ( p =0.035 ) D SUVR cb PLACEBO PBT2

PiB PET

(adjusted for baseline SUVR)



adj SUVRcb
2.70
2.65
2.60
2.55
2.50
2.45
2.40
2.35
2.30
2.25
-2
0
2
4
6
8
10
12
14
16
18
20
p=0.06
p=0.71
p=0.048
Time (months)
PLACEBO (n=15)
PBT2 (n=25)
AIBL [shaded area 95% CI] (MCI or AD, SUVR>1.7; MMSE>20; matched for baseline SUVR (n=46))

Changes in Aβ burden



SUVR <2.5
SUVR$_{cb}$
2.40
2.30
2.20
2.10
2.00
-2
0
2
4
6
8
10
12
p=0.67
p=0.46
p=0.08
Time (months)
PLACEBO (n=8)
PBT2 (n=14)



SUVR >2.5
2.90
2.80
2.70
2.60
2.50
-2
0
2
4
6
8
10
12
p=0.35
p=0.36
p=0.0017
Time (months)
PLACEBO (n=7)
PBT2 (n=11)

Changes in Aβ burden

(ε4 & non-ε4)



Bapi trial
(Salloway et al., NEJM, 2014)
PBT2 trial
SUVR
2.60
2.50
2.40
2.30
2.20
2.10
2.00
Bapi 0.5mg/kg (n=87)
Placebo (n=55)
Placebo (n=15)
PBT2 (n=25)
-20
0
20
40
60
80
Time (weeks)

Changes in Aβ burden

(ΔLMM – ε4)

Bapi trial

(Salloway et al., NEJM, 2014)

PBT2 trial



SUVR
0.12
0.10
0.08
0.06
0.04
0.02
0.00
-0.02
-0.04
-0.06
-0.08
-0.10
Placebo (n=40)
Bapi 0.5mg/kg (n=75)
-20
0
20
40
60
80
Placebo (n=10)
PBT2 (n=19)
-20
0
20
40
60
Time (weeks)

Rates of hippocampal atrophy Rate of hippocampal atrophy (cc/yr) PLACEBO PBT2 PBT 2 declined at almost half the rate of the placebos ( - 0 . 055 vs - 0 . 028 cc/yr for placebo and PBT 2 , respectively . ns) . * Neuroquant software 0.10 0.05 0.00 - 0.05 - 0.10 - 0.15 - 0.20 PLACEBO (n=15) e 4 non - e 4 PBT2 (n=25) e 4 non - e 4 DA6

The metabolic pools of Aβ



ISF/CSF
$A\beta_{monomer}$ low nanoM
$A\beta_{o}$ low picoM
PBT2
?
TBS
extractable pool
0.1%
low nanoM
Carbonate
extractable pool
4%
200 nanoM
peripheral
membrane
Urea / detergent
extractable pool
32%
low microM
Integral
membrane
Formate
extractable pool
64%
low microM
Fibrllar
$[A\beta]_{fibril, extracellular}$
"PLAQUES"
PET-Aβ

Total Brain Aβ	
Control	2.7mg
AD	9.6mg

Blaine Roberts, Tim Ryan (unpublished)

Preliminary conclusions from PBT2 - 204 Trial (Imagine) • Significant correlation between baseline SUVR and change over 12 months in PBT2 group (decline in SUVR with higher baseline [>2.5], not seen in placebo), and significant decrease in PBT2 group after adjusting for baseline • BUT intake SUVR values higher than expected (2.46); placebo group declined (n.s.) over 12 months whereas comparator groups (AIBL and Bapi) increased significantly; individual variability large; relatively small numbers: these factors contributed to group means not differing DA7

General conclusions • Some Aß - directed therapies are shifting the PET/CSF signals, but the effect so far is weak: Mcabs to the N - terminus (Bapi) promote plaque clearance but may not affect toxic species (no cognitive effect); Mcabs to the mid - region (Sola) may neutralize soluble toxic species (with cognitive benefit) but have no effect on “plaques”; compounds which target toxic oligomers (PBT2) lower the membrane - pool (principal PiB - PET read - out?) with some cognitive benefit (EURO trial). • Failure to stratify by genetic determinants which control rates of change may lower signal:noise ratio • Need better characterizations of the metabolic pools of Aß and specific therapies for lowering production, shifting their equilibria, or promoting clearance. Combinations of drugs targeting different components of these pools should be explored. • Clearing the AD brain of 10mg of aggregated Aß should not be an insurmountable objective! DA8

The AIBL Study Team

The Australian Imaging, Biomarkers and Lifestyle Flagship Study of Ageing

Osca Acosta
David Ames
Jennifer Ames
Manoj Agarwal
David Baxendale
Carlita Bevage
Pierrick Bourgeat
Belinda Brown
Ashley Bush
Andrew Currie
David Darby
Denise El- Sheikh
Kathryn Ellis
Kerryn Dickinson
Jurgen Fripp
Christopher Fowler
Veer Gupta
Gareth Jones
Adrian Kamer
Hannah Korrel
Lynn Cobiac
Eugene Hone
Florence Lim
Asawari Killedar
Neil Killeen
Tae Wan Kim
Eleftheria Kotsopoulos
Gobhathai Kunarak
Rebecca Lachovitski
Nat Lenzo
Qiao-Xin Li
Ralph Martins
Paul Maruff
Colin Masters
Audrey Muir
Graeme O'Keefe
Athena Paton
Jacqui Paton
Jeremiah Peiffer
James Doecke
Sam Burnham
Ping Zang
Julia Bomke
Joanne Robertson
Steve Pedrini
Simon Laws
Svetlana Pejoska
Kelly Pertile
Lorien Porter
Roger Price
Parnesh Raniga
Alan Rembach
Miroslava Rimajova
Elizabeth Ronsisvalle
Rebecca Rumble
Mark Rodrigues
Christopher Rowe
Steph Rainey Smith
Olivier Salvado
Jack Sach
Greg Savage
Kevin Taddei
Tania Taddei
Brett Trounson
Victor Villemagne
Michael Woodward
Olga Yastrubetskaya
Bill Wilson
Simon McBride
Simon Gibson

Neurodegeneration Research Group

THE FLOREY

THE UNIVERSITY OF MELBOURNE

- Paul Adlard
- Scott Ayton
- Kevin Barnham
- Shayne Bellingham
- Laura Bica
- Ashley Bush
- Roberto Cappai
- Michael Cater
- Lesley Cheng
- Robert Cherny
- Joe Ciccotosto
- Steven Collins
- Peter Crouch
- Cyril Curtain
- Theresa Dang
- David Darby
- Simon Drew
- James Duce
- Genevieve Evin
- Noel Faux
- David Finkelstein
- Michelle Fodero-Tavoletti
- Chris Fowler
- Mark Greenough
- Alexandra Grubman
- Adam Gunn
- Catherine Haigh
- Dominic Hare
- Andrew Hill
- Ya Hui Hung
- Laura Jacobson
- Simon James
- Vanessa Johanssen
- Vijaya Kenche
- Vicky Lawson
- Peng Lei
- Vicky Lewis
- Qiao-Xin Li
- Jeffrey Liddell
- Maree Mastwyk
- Paul Maruff
- Gawain McColl
- Diane Moujalled
- Alan Rembach
- Blaine Roberts
- Tim Ryan
- Adam Southon
- Laura Vella
- Victor Villemagne
- Tony White
- Bruce Wong

The University of Melbourne

bio21 institute

CRC for Mental Health

NHMRC

Collaborators • Alfred Hospital: Catriona McLean • Austin Health: Chris Rowe, Victor Villemagne • Cogstate: Paul Maruff • CSIRO (Structural Biology): Jose Varghese, Victor Streltsov, Stewart Nuttall • Imperial College London: Craig Ritchie • Mass General Hospital / Harvard Med School: Rudy Tanzi • NARI: David Ames • SVIMR: Michael Parker, Luke Miles • Network Aging Research (Heidelberg): Konrad Beyreuther